TITAN TRADING ANALYTICS INC.
200 – 675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Telephone: (604) 681-7600
Facsimile: (604) 681-7622

September 10, 2003	Trading Symbol: TTA

TITAN ANNOUNCES INTERIM S&P TRADING RESULTS

Titan Trading Analytics Inc. ("TITAF" - OTC BB; "TTA" - CDNX) has recently completed an initial four-month test of its proprietary SP futures trading system and reports gross gains of $49,000US in actual trades.

The N1Expert trading system is designed to trade the SP futures contract on a daily timeframe. Trades can last from 1 to 30 days, with a duration of several days being typical. From April 8, 2003 to September 2, 2003 of this year 19 trades were taken. Trade size was usually set at two contracts and was not increased during the test. The gross earnings were 196 points, or US$49,000. Commission costs were small in comparison. The minimum account size needed to meet the CME Exchange's margin requirement to trade two SP contracts is approximately US$40,000. There were slight differences between the system's trades and actual trades because of execution issues. The above figures are based on unaudited statements.

The N1Expert system is proprietary trading software developed by Titan in the mid 1990's. It is a neural network/expert rule hybrid and the expert rules were originally generated completely by software. The system has performed well both in historical backtests and in these reported real-time tests, even though the entry rules have not been changed since they were originally set down eight years ago.

The N1Expert system is distinct from Titan's Order Execution System that has also been the subject of recent news.

Titan Trading further announces that it has agreed to a private placement consisting of the sale of 1,500,000 units at $0.10 each. Each unit will consist of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase an additional common share for $0.10. The proceeds of the private placement will be used for general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

For further information, contact Michael Gossland at (250) 756-3970 or visit http://www.titantrading.com.

TITAN TRADING ANALYTICS INC.

per: “Dr. Ken Powell”
Dr. Ken Powell, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.